Exhibit 12.1

DeCrane Aircraft Holdings, Inc.

Computation of Earnings to Fixed Charges Ratios

	Year Ended December 31,					1998
(Dollars in thousands)	2002	2001	2000		1999	Four Months Ended December 31, 1998	Eight Months Ended August 31, 1998
	(Successor)						(Predecessor)
Earnings:

Income (loss) from continuing operations before provision for income taxes, cumulative effect of change in accounting principle and extraordinary item	$(10,383)	$(21,481)	$9,936		$(8,050)	$(4,992)	$(6,151)
Fixed charges	26,403	30,638	28,212		16,622	4,867	941
Total earnings (loss)	$16,020	$9,157	$38,148		$8,572	$(125)	$(5,210)

Fixed Charges:

Interest expense, including amortization of debt discounts and issuance costs (1)	$25,376	$29,645	$27,181		$15,889	$4,672	$512
Interest component of rentals (2)	1,027	993	1,031		733	195	429
Total fixed charges	$26,403	$30,638	$28,212		$16,622	$4,867	$941

Ratio of Earnings to Fixed Charges:

Ratio	—	—	1.4	x	—	—	—
Deficiency	$10,383	$21,481	$—		$8,050	$4,992	$6,151

(1)                                  None capitalized.

(2)                                  Reflects one-third of rental expense under operating leases considered to represent interest costs.